AFLAC Incorporated 1st Quarter 2004 Form 10-Q

EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2004	2003

Fixed charges:
Interest expense	$5,920	$5,378
Rental expense deemed interest	144	122
Interest on investment-type contracts	1,410	826

Total fixed charges	$7,474	$6,326

Earnings before income tax	$477,783	$370,075
Add back:
Fixed charges	7,474	6,326

Total earnings before income tax
and fixed charges	$485,257	$376,401

Earnings before income tax
and fixed charges	64.9x	59.5x

EXH 12-1